Mail Stop 3561

April 9, 2008

Stuart A. Rose
Chief Executive Officer
Rex Stores Corporation
2875 Needmore Road
Dayton, OH 45414

> **Re: Rex Stores Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed April 16, 2007**
> **File No. 1-09097**

Dear Mr. Rose:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director